Exhibit 99.2

Systems Xcellence Inc.

Management's Discussion & Analysis

You should read the following in conjunction with the audited annual and unaudited interim consolidated financial statements and the notes of Systems Xcellence Inc. ("the Company"). The consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of significant differences between Canadian GAAP and US GAAP of the net income, balance sheet, and cash flow items is presented in Note 8 of the interim financial statements. The forward-looking statements in this discussion regarding industry, our expectations regarding future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the "Risk Factors" section. The Company's actual results may differ materially from those contained in any forward-looking statements. You should read this discussion completely and with the understanding that actual future results may be materially different from expected results. Management is under no obligation to update these forward-looking statements after the date of these interim financial statements, even though the Company's situation will change in the future. All forward-looking statements attributable to the Company are expressly qualified by these cautionary statements.

RISK FACTORS

There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. Such factors include, but may not be limited to the ability of the Company to adequately address: the risks associated with acquisitions, the Company's dependence on key customers and key personnel, competition from both existing and new sources, expanding its service offerings, the impact of technological change on its product/service offerings, potential fluctuations in financial results, the sufficiency of its liquidity and capital needs, the indebtedness of the Company, the volatility of its share price, the Company's limited history of profitability, the continued viability of its proprietary technology, its product liability and insurance needs, its reliance on key suppliers if any, continued confidence in e-commerce as an on-line delivery mechanism for information, and the impact of government regulation on the business. The primary risks affecting the Company are substantially unchanged from those discussed in the Company's prospectus dated June 22,2006.

OVERVIEW

Company Summary

The Company is a leading provider of healthcare information technology solutions and services to providers, payers and other participants in the pharmaceutical supply chain in the United States and Canada. The Company's product offerings include a wide range of pharmacy benefit management services and software products for managing prescription drug programs and for drug prescribing and dispensing. The software products are available on a license basis with on-going maintenance and support or on a transaction fee basis using an Application Service Provider ("ASP") model. The Company's payer customers include over 70 Managed Care Organizations, Blue Cross Blue Shield organizations, government agencies, employers and intermediaries such as Pharmacy Benefit Managers ("PBM's"). Our provider customers include over 1,200 independent, regional chain, institutional, and mail-order pharmacies. The solutions and services assist both payers and providers in managing the complexity and reducing the cost of their prescription drug programs and dispensing activities.

The Company's revenue is primarily derived from transaction processing services, software license sales, hardware sales, maintenance, and professional services. Revenue from transaction processing includes ASP and switching services and is recognized as services are provided. Revenue from software licenses and hardware sales is recognized when a license agreement is executed with the customer and the software or hardware product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. Fees are reviewed for arrangements with significant payment due beyond normal trading terms, to evaluate whether they are fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met. Maintenance and professional services revenues are recognized as the services are performed. Professional services revenues attributed to fixed price arrangements are recognized using the percentage of total estimated direct labor costs to complete the project. For arrangements that are not fixed price arrangements, both the license revenues and professional services revenues are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made. For more information on our revenue recognition policies, see ''Critical Accounting Policies and Estimates''.

The Company's expenses primarily consist of product development costs and selling, general and administrative (SG&A) costs. Product development costs consist of staffing expenses in support of the payer and provider products. In general, such costs are not directly related to specific customer products or deliverables, but rather to enhancements and new initiatives. SG&A costs relate to selling expenses, commissions, marketing, network administration and administrative costs that include legal, accounting, investor relations and corporate development costs. Cost of revenue includes costs related to the products and services provided to customers and costs associated with the operation and

Systems Xcellence Inc.

Management's Discussion & Analysis (continued)
Company Summary (continued)

maintenance of the transaction processing centers. These costs include salaries and related expenses for professional services personnel, transaction processing centers' personnel, customer support personnel and any hardware or equipment sold to customers.

Outlook

SXC continued to experience strong organic growth in transaction revenue for the three-month period ending June 30, 2006. This reflected growth from Part D enrollees prior to the May 15th deadline, as well as growth from existing commercial customers.

With our facility requirements expanding, we will incur additional capital costs in 2006 related to moving our U.S. head office in Chicago and our backup data center in Scottsdale.

The Company continued to expand its market penetration, including support for institutional pharmacies, which provides a new market for our transaction processing services. We expect that the aging population and the increased complexity of Part D solutions for this demographic will create a new high growth market opportunity for our existing technology solutions. The Company continues to invest resources in both product development and infrastructure. These efforts will support the significant growth in transactions and services the Company has experienced, including the $1.9M in capital expenditures in the quarter.

The financing completed in late June will provide the Company with additional resources to support its plans for an accretive acquisition. The company is actively targeting companies which would allow us to more deeply penetrate the Payer market, with solutions which expand our clinical and PBM capabilities.

In addition, the financing has enabled the Company to repay its existing credit facility of $12.8M, which incurred interest of approximately $1.9M in fiscal 2005. We believe the U.S. listing (SXCI: NASDAQ) will provide the Company with a foundation to help to increase awareness and liquidity in the long-term, and will expand the Company's access to growth capital via U.S. capital market relationships.

The Company continues to attract attention from customers looking for more flexibility and transparent pricing. Our InformedRx offering, which includes PBM services, is ideally suited for mid-sized employer groups looking to gain more control over their prescription drug costs, and is expected to be a core growth engine in 2006 and beyond.

OVERALL PERFORMANCE

During the three-month period ended June 30,2006, the Company's financial performance was affected by a number of important factors.

Increase in total revenue

Comparing the three-month period ended June 30, 2006 to the three-month period ended June 30, 2005, total revenue increased by 52%, from $12.2 million to $18.5 million.

Continued increase in pharmacy benefit management services

During 2006, the Company has continued to build the InformedRx pharmacy benefit management service offering that expands on the adjudication of prescription drug claims to include the design of healthcare benefit plans for members, managing the reimbursement of retail pharmacies in a pharmacy network, analyzing drug utilization, managing rebate contracts with pharmaceutical manufacturers and establishing web portals to extend the point-of-contact between benefit plans and members. In addition, certain customers utilized our pharmacy network to process prescription drug benefits generated by their Medicare-approved discount drug card prog ram.

Increase in recurring revenue

Comparing the three-month period ended June 30, 2006 to the three-month period ended June 30, 2005, recurring revenue increased by 51%, from $8.4 million to $12.8 million. Growth in revenue from recurring sources has been driven primarily by growth in the transaction processing business, including InformedRx, in the form of claims processing and pharmacy benefit management services for the Company's payer customers as well as switching and maintenance services for provider customers.

Systems Xcellence Inc.

Management's Discussion & Analysis (continued)
Increase in recurring revenue (continued)

The six-month period ended June 30, 2006 reflects the first six months following the introduction of the new Medicare Part D benefits. This federal program allows for prescription drug coverage for seniors and has resulted in an increase in our transaction processing revenues. Comparing the six-month period ended June 30, 2006 to the six-month period ended June 30,2005, transaction processing revenue increased by $7.7 million or 75.8%.

The Company continues to believe that aging demographics and increased use of prescription drugs will continue to benefit the transaction processing business. In addition to benefiting from this industry growth, the Company continues to focus on increasing the transaction processing segment of the recurring revenue base by adding new transaction processing customers to the existing customer base.

RESULTS OF OPERATIONS

The discussion and analysis that follows relates to the results of operations of the Company and should be read in conjunction with the consolidated financial statements and notes for the three-month and six-month periods ended June 30, 2006, the three-month and six-month periods ended June 30, 2005 ("second quarter of fiscal 2005"), and the Company's annual financial statements for the year ended December 31, 2005, which are all available on www.sedar.com. The financial statements, unless otherwise stated, are expressed in US dollars. The MD&A is as of July 21, 2006.

Three-Month Periods Ended June 30, 2006 and 2005

Revenue

Consolidated revenue increased $6.3 million or 51.8% to $18.5 million in the second quarter of fiscal 2006 from $12.2 million in the second quarter of fiscal 2005. Revenue increased between the periods primarily because transaction processing revenue (consisting of claims adjudication, benefits processing, and switching revenue) increased $3.8 million or 74.8%, professional services revenue increased by $1 .0 million or 40.1%, systems sales revenue (consisting of hardware and software license revenue) increased by $1.1 million or 92.0% while maintenance revenue (consisting of hardware and software maintenance and certain pharmacy services) increased by $0.4 million or 10.7%.

The increase in transaction processing revenue was primarily a result of the introduction of Medicare Part D prescription benefit coverage, new payer customers choosing the Company's outsourced transaction processing offering, as well as the organic growth of existing payer customers. The increase in professional services was primarily the result of consulting and implementation services performed in regards to the Medicare Part D program for existing customers as well as some larger, long-term consulting projects for existing customers. System sales revenue is primarily the result of work performed for customers under the Medicare Part D program. The increase in maintenance was primarily a result of new system sales compared to the prior period.

On a percentage basis, recurring revenue accounted for 68% and 69% of consolidated revenue in the second quarters of fiscal 2006 and 2005, respectively. Recurring revenue consists of transaction processing and maintenance revenue.

Gross Profit

Gross profit was 59.5% for the second quarter of fiscal 2006 compared to 60.7% for the second quarter of fiscal 2005. This decrease in gross profit margin percent was primarily a result of the increase in the sale of lower margin professional services versus higher margin transaction processing services related to Medicare Part D implementations.

Product Development Costs

Product development costs for the second quarter of fiscal 2006 were $2.1 million, representing 11.1% of revenue. Product development costs for the second quarter of fiscal 2005 were $2.3 million, or 18.8% of revenue. The decrease in product development costs is the result of increased utilization of the Company's employees for professional services projects.

Selling, General and Administrative Costs

Selling, general and administrative costs ("SG&A") for the second quarter of fiscal 2006 were $4.4 million or 23.8% of revenue compared to $2.6 million, or 21.2% of revenue for the prior comparable period. The selling, general and administrative costs increased as a percentage-of-revenue primarily as a result of additional sales resources to continue the growth of the Company, costs involved to support the Sarbanes Oxley initiatives, and expenses related to the preparation of the financing.

Systems Xcellence Inc.

Management's Discussion & Analysis (continued)

Amortization

Amortization expense (consisting of depreciation and amortization expense) remained consistent at $1.0 million in the second quarter of fiscal 2006 and 2005.

Stock-based Compensation

The Company has a stock-based compensation plan and accounts for all stock-based payments to employees and non-employees using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the grant date and recognized over the vesting period. Stock compensation expense increased from $0.2 million in the second quarter of fiscal 2005 to $0.4 million in the second quarter of fiscal 2006. This increase was due to the issuance of 1.8 million options issued in March 2006, in connection with the Company's stock option incentive plan, as well as the increased fair value of the options issued.

Interest Income and Expense

Interest income increased $0.5 million to $0.6 million for the second quarter of fiscal 2006 from $0.1 million in the second quarter of fiscal 2005. This was due to increased cash balances available for investment from both operations and the Company's equity offering in the fourth quarter of calendar 2005. Interest expense decreased to $0.4 million in the second quarter of 2006 from $0.5 million in the second quarter of 2005.

Income Taxes

During the first quarter of fiscal 2006, it was determined by management that the company will be able to utilize a taxable benefit from historical net operating losses ("NOL's") and tax-related timing, in accordance with CICA Handbook Section 3465, "Income Taxes",. As a result, approximately $2.5 million of previously unrecognized future income tax assets ("FTA's") were recognized. At December 31,2005, approximately $0.7 million of FTA's already existed on the Company's balance sheet.

Current tax expense of $1.1 million and future tax expense of $0.1 million were recognized in the second quarter of fiscal 2006. The current tax expense related to U.S. pre-tax net income in excess of available U.S. NOL's.

Net income

The Company reported net income of $2.1 million for the second quarter of fiscal 2006 compared to $1.5 million in the second quarter of fiscal 2005. This increase of $0.6 million in net income was primarily the result of an increase in revenue of $6.3 million, a decrease of net interest expense of $0.6 million, and a decrease in product development costs of $0.2 million, offset by an increase in project costs of $2.7 million, an increase in SG&A of $1.8 million, an increase in income tax expense of $1.1 million, a decrease of $0.6 million related gain on the sale of assets, an increase in stock based compensation of $0.2 million, and an increase in amortization expense of $0.1 million.

The increase in revenue was primarily the result of additional revenue generated from growth in the Company's transaction processing revenue. The increase in Project Costs was primarily to support the higher revenues. The increase in project costs was primarily the result of additional costs taken on from Medicare Part D work. The increase in SG&A of $1.8 million related primarily to consulting, infrastructural and recruiting fees.

Six-Month Periods Ended June 30, 2006 and 2005
Revenue

Consolidated revenue increased $15.1 million or 66.2% to $37.9 million in the six-month period ended June 30,2006 from $22.8 million in the six-month period ended June 30, 2005. Revenue increased between the periods primarily because transaction processing revenue increased $7.7 million or 75.8%, systems sales revenue increased by $5.9 million or 259.8% professional services revenue increased by $0.9 million or 22.9%, while maintenance revenue increased by $0.7 million or 10.1%.

The increase in transaction processing revenue was primarily a result of the introduction of Medicare Part D prescription benefit coverage, new payer customers choosing the Company's outsourced transaction processing offering, as well as the organic growth of existing payer customers. The increase in system sales revenue is primarily related to upgrades for license clients with tiered license upgrade fees which are linked to the transaction processing volumes and the result of work performed for customers under the Medicare Part D program. The increase in professional services was primarily the result of consulting and implementation services performed in regards to the Medicare Part D program for existing customers as well as some larger, long-term consulting projects for existing customers. The increase in maintenance was primarily a result of new system sales compared to the prior period.

Systems Xcellence Inc.

Management's Discussion & Analysis (continued)

Revenue (continued):

On a percentage basis, recurring revenue accounted for 66% and 73% of consolidated revenue in the six-month periods ending June 30,2006 and 2005, respectively. Recurring revenue consists of transaction processing and maintenance revenue. The decrease on a percentage basis was primarily a result of the significant percentage increase systems sales, which are included in non-recurring revenues.

Gross Profit

Gross profit was 60.1 % and 59.1 % in the six-month periods ending June 30,2006 and 2005, respectively. This increase in gross profit margin was primarily a result of the increase in the sale of higher margin transaction processing services and an increase in the sale of high margin software licenses and transaction processing revenue during the period.

Product Development Costs

Product development costs were $4.2 million (11.0% of revenue) and $4.5 million (19.6% of revenue) for the six-month periods ending June 30, 2006 and 2005, respectively. The decrease in product development costs is the result of increased utilization of the Company's employees for professional services projects.

Selling, General and Administrative Costs

Selling, general and administrative costs ("SG&A") were $8.2 million (21.8% of revenue) and $5.2 million (22.7% of revenue) for the six-month periods ending June 30, 2006 and 2005, respectively. The selling, general and administrative costs decreased as a percentage-of-revenue primarily as a result of the continued focus on cost control and improving operational efficiencies. The $3.1 million increase in costs relates to increased consulting, infrastructural and recruiting expenses to support the Company's growth.

Amortization

Amortization expense (consisting of depreciation and amortization expense) was $1.9 million and $1.8 million for the six-month periods ending June 30, 2006 and 2005, respectively. The increase in depreciation expense relates to an increase in the number of assets purchased between June 30,2006 and June 30,2005.

Lease termination charge

On March 24, 2006, the Company entered into a new operating lease agreement for new office space in Lisle, IL. The lease is effective February 1, 2007 with a term of 1 1 years. As part of the agreement, the Company received certain leasehold inducements including a cash inducement of $0.8 million, which will be recognized over the term of the lease against rent expense.

The minimum payments under the lease agreement are as follows:

2007	$829,127
2008	934,653
2009	967,544
2010	1,000,435
2011	1,033,326
Thereafter	6,993,448
$11,758,533

Coterminous with this new lease agreement, the Company gave notice to the lessor of the U.S. Headquarters, located in Lombard, IL, to terminate the lease effective June 30, 2007. The Company paid $757,815 for this lease termination option which was expensed in the period.

Stock-based Compensation

The Company has a stock-based compensation plan and accounts for all stock-based payments to employees and non-employees using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the grant date and recognized over the vesting period. Stock compensation expense was $0.9 million and $0.4 million for the six-month periods ending June 30, 2006 and 2005, respectively. This increase was due to the issuance of 1.8 million options issued in March 2006, in connection with the Company's stock option incentive plan.

Systems Xcellence Inc.

Management's Discussion & Analysis (continued)

Interest Income and Expense

Interest income was $1.0 million and $0.2 million for the six-month periods ending June 30,2006 and 2005, respectively. This increase was due to increased cash balances available for investment from both operations and the Company's equity offerings in November 2005 and June 2006. Interest expense decreased slightly to $0.8 million from $0.9 million for the quarters ended June 30,2006 and 2005.

Income Taxes

During the first quarter of fiscal 2006, it was determined by management that the company will be able to utilize a taxable benefit from historical net operating losses ("NOL's") and tax-related timing, in accordance with CICA Handbook Section 3465, "Income Taxes". As a result, approximately $2.5 million of previously unrecognized future income tax assets ("FTA's") were recognized. At December 31, 2005, approximately $0.7 million of FTA's already existed on the Company's balance sheet.

Future tax expense of $0.8 million and current tax expense of $1.8 million were recognized for the six-month period ending June 30, 2006. The current tax expense related to U.S. pre-tax net income in excess of available U.S. NOL's using an effective tax rate of 36%.

Net income

Net income was $7.6 million and $1.6 million for the six-month periods ending June 30,2006 and 2005, respectively. This $6.0 million increase in net income was primarily the result of an increase in revenue of $15.1 million, a decrease of income taxes of $0.7 million, a decrease in product development costs of $0.3 million, and an increase in net interest income of $0.9 million offset by an increase in project costs of $5.8 million, an increase in SG&Aexpenses of $3.1 million, an increase in lease termination charges of $0.8 million, an increase in stock-based compensation of $0.5 million, a decrease of $0.6 million in gain on sale of property, and an increase in amortization of $0.2 million.

The increase in revenue was primarily the result of additional revenue generated from growth in the Company's transaction processing revenue, and consulting, implementation and system sales related to Medicare Part D. The increase in project costs was required to support the revenue growth. The increase in SG&A of $3.1 million related primarily to consulting, infrastructural and recruiting fees.

1Adjusted EBITDA Reconciliation to Net Income

Adjusted EBITDA is a non-GAAP measure that management believes is a useful supplemental measure of operating performance prior to amortization, debt service and income tax. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income, determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. Adjusted EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating Adjusted EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of Adjusted EBITDA to net income is shown below:

	For the three months ended		For the six months ended
	30-Jun-06	30-Jun-05	30-Jun-06	30-Jun-05
Adjusted EBITDA	$4,606,216	$2,527,133	$10,363,922	$3,840,640
Amortization	(1,049,922)	(927,664)	(1,946,547)	(1,656,387)
Stock-based	(434,876)	(229,667)	(913,733)	(368,204)
compensation
Gain on sale of asset	-	626,342	-	626,342
Lease termination	-	-	(757,815)	-
Interest income	171,116	(418,219)	264,441	(818,860)
(expense), net
Income tax recovery	(1,177,989)	(31,510)	680,809	(61,510)
(expense)
Income after taxes	$2,114,545	$1,546,415	$7,691,077	$1,562,021

Systems Xcellence Inc.

Management's Discussion & Analysis (continued)

OUTSTANDING SHARES

As at July 21,2006, the Company had outstanding 20,307,803 common shares and 2,004,741 share-purchase options outstanding at a weighted average exercise price of CDN $6.99.

LIQUIDITY AND CAPITAL RESOURCES

At June 30,2006, the Company had a working capital position of $77.4 million, with cash and cash-equivalents of $73.4 million, compared with $37.3 million of working capital and $36.0 million of cash and cash-equivalents at December 31, 2005. The $37.4 million increase in the Company's cash position was primarily the result of $6.3 million in cash generated from operations, $34.5 million of cash generated from financing activities, and $3.3 million in cash used for investment purposes.

Cash flows from operating activities

During the six-month period ended June 30,2006, the Company generated cash from operations of $6.3 million, which primarily consisted of $7.6 million of net income, in addition to $2.1 million in amortization of capital and intangible assets, $0.9 million in stock-based compensation expense, a $0.8 million increase in deferred leasehold inducements, a future tax asset decrease of $2.5 million and a $2.7 million decrease in non-cash working capital. This compares to $2.8 million of cash generated through operations in fiscal 2005, which primarily consisted of net income of $1.6 million, $1.7 million in amortization of capital assets, $0.4 million of stock-based compensation expense, offset by a $0.6 million gain on the sale of assets, and a $0.3 million decrease in non-cash working capital.

Cash flows from financing activities

During the six-month period ended June 30,2006, the Company generated cash for financing activities of $34.5 million, which consisted of $35.0 million in proceeds from a NASDAQ public offering and $0.2 million in proceeds from the stock option exercises, which was offset by $0.7 million of repayment of long-term liabilities. This compares to $.0.7 million used during the six-month period ended June 30, 2005, which consisted of the $0.7 million of repayment of long-term liabilities.

Cash flows from investing activities

During the six-month period ended June 30, 2006, the Company used cash for investing activities of $3.3 million, consisting primarily of capital purchases to support increased ASP activity related to Medicare Part D. This compares to $21.4 million used during the six-month period ended June 30,2005, which consisted of the $22.4 million related to the acquisition of Health Business Systems, $1.3 million of capital purchases, which was offset by $2.3 million of proceeds from the disposal of capital assets.

The company believes that cash flow generated from operations will be sufficient to fund working capital requirements and anticipated capital expenditures in 2006.

SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

The following table provides summary quarterly results (unaudited) for the eight quarters prior to and including the quarter ended June 30,2006:

	2006	2006	2005	2005	2005	2005	2004	2004
(US in $000’s, except Basic & diluted EPS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$18,528	$19,337	$16,611	$14,730	$12,209	$10,573	$8,526	$8,239
Recurring revenue ($)	12,734	12,411	9,393	8,770	8,434	8,193	5,782	4,787
Recurring revenue (%)	69%	64%	57%	60%	69%	78%	68%	58%
Operating income ($)	3,071	3,624	3,783	2,379	1,323	400	877	1,102
Net income ($)	2,065	5,577	3,950	2,210	1,546	16	647	881
Basic EPS	$0.12	$0.33	$0.26	$0.15	$0.11	$0.00	$0.05	$0.08
Diluted EPS	$0.12	$0.31	$0.24	$0.14	$0.10	$0.00	$0.05	$0.08

Systems Xcellence Inc.

Management's Discussion & Analysis (continued)

For the Eight Quarters Ended December June 30,2006

Revenue has steadily increased from $8.2 million to $19.3 million between the third quarter of 2004 and the first quarter of 2006. Total revenue decreased from $19.3 to $18.5 million between the first and second quarters of 2006, primarily due to the large amount of Medicare Part D-related systems sales and transaction processing that occurred in the first quarter.

Recurring revenue dollars has increased over the past eight quarters from $4.8 million to $12.8 million, as a result of increased transaction processing revenue from the introduction of Medicare Part D prescription benefit coverage, new payer customers choosing the Company's outsourced transaction processing offering, as well as the organic growth of existing payer customers.

The recurring revenue percentage has fluctuated both up and down over the past eight quarters; the recurring revenue percentage from the third and fourth quarters of fiscal 2005 were down compared to prior quarters primarily because both quarters had a larger mix of systems sales related to revenue from Medicare Part D modules being recognized during those two quarters. The recurring revenue percent increased in the first two quarters of fiscal 2006, primarily due to a higher mix of transaction processing revenue compared with the remaining recognition of the Medicare Part D system sales.

Operating income steadily increased from $1.1 million in the third quarter of fiscal 2004 to $3.8 million in the fourth quarter of fiscal 2005. Operating income declined in the first and second quarters of fiscal 2006, primarily due to the recognition of a one-time lease breakage charge of $0.8 million and the recognition of current tax of expense of $1.2 million in the second quarter of fiscal 2006 since the U.S. entity became fully taxable beginning in the first quarter of 2006.

Net income has increased from $0.9 million in the third quarter of fiscal 2004 to $5.6 million in the first quarter of fiscal 2006. Net income was positively impacted by the set-up of future tax assets related to future taxable benefits that were determined by management to "more likely than not" be realizable in the future, offsetting taxable income $0.7 million and $2.5 million in Q4 of fiscal 2005 and fiscal 2006, respectively.

Net income for the first quarter of 2006 was negatively impacted by an increase in stock compensation expense from $0.3 million to $0.5 million between Q4 of fiscal 2005 and Q1 of 2006. This was primarily the result of 1.8 million new options being issued in March 2006. Net income declined by $3.5 million between the first and second quarters of fiscal 2006, primarily due to the set-up of the future tax asset by $2.5 million and the decrease of revenue by $0.8 million.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company entered into a credit facility agreement with MCG Capital Corporation in December 2002 as a result of a refinancing of existing debt. The credit facility consisted of a $1.0 million revolving line of credit and a $7.6 million term loan. In connection with the HBS acquisition, in December 2004 the Company refinanced its credit facility by terminating the revolving credit facility, expanding the term loan to $13.6 million and renegotiating its covenants.

On July 5, 2006, the Company repaid its outstanding line of credit and term loan with MCG Capital Corporation. The Company paid $12,785,207, which consisted of $12,449,048 in principal and $188,700 in a prepayment fee, and $147,459 of additional expense representing unamortized deferred charges and interest expense.

The Company has not entered into any hedging activities owing to its limited foreign exchange exposure and preference for more conservative investing instruments.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

At June 30, 2006, contractual obligations of the Company are as follows. The long-term debt below contains principal payments only. Interest on the long-term debt fluctuates based on business performance.

		Less than	Years	Years	After
	Total	1 Year	1-3	4-5	Year 5
Long-Term Debt	$12,580,000	$1,870,000	$5,270,000	$5,440,000	-
Operating Leases	$14,038,851	$1,479,450	$2,694,766	$2,307,952	$7,556,682
Total Contractual Obligations	$26,618,851	$3,349,450	$7,964,766	$7,747,952	$7,556,682

On July 5, 2006, the Company utilized a portion of the funds from its public offering on June 30, 2006 to pay-off its long-term debt facility of approximately $12.8 million. The $12.8 million consisted of $12.6 in principal and $0.2 million in a prepayment fee.

Systems Xcellence Inc.

Management's Discussion & Analysis (continued)

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements or derivative financial instruments that have or are reasonably likely to have a current or future effect on the results of operations.

IMPLEMENTATION OF ACCOUNTING POLICY

On March 24, 2006, in accordance with a lease provision, the Company gave notice to the lessor of the U.S. Headquarters, located in Lombard, IL, to terminate the lease, effective June 30, 2007. The Company paid $0.8 million for this lease termination option and entered into a new eleven year lease agreement with a different lessor in Lisle, Illinois which is effective February 1, 2007 and ends on January 31, 2018. As part of a lease inducement, the lessor of the Lisle building paid the Company $0.8 million to cover the expenses incurred to terminate the Lombard lease.

In accordance with EIC-21, "Accounting for Lease Inducements by the Lessee" and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities,' the lease inducement amount was recorded as a "Deferred lease inducement" liability on the balance sheet and will be amortized over the life of the Lisle lease term while the Lombard lease termination option payment was recognized as a one-time expense in the first quarter of fiscal 2006.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include revenue recognition, preliminary purchase price allocation in connection with acquisitions, the carrying amount of capital assets, intangibles, goodwill, and valuation allowances for receivables and future income taxes. Actual results could differ from those estimates. These items are unchanged from those discussed in the Company's annual MD&A for the year ended December 31,2005

Additional information

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.